Exhibit (e)(16)

ADDENDUM TO EMPLOYMENT AGREEMENT

This Addendum supplements and replaces certain terms to the Employment Agreement between TSR, Inc., a Delaware corporation (“TSR” or the “Company”) and Mohammed Shah Syed (“You”), effective as of January 1, 2023 (the “Agreement”). You and the Company hereby agree to the following modifications. Unless stated otherwise, the modifications shall be effective August 1, 2023. Any provision of the Agreement shall remain in full force and effect unless specifically modified by this Addendum.

1. Term of Employment. Except for earlier termination as provided in Section 4 of the Agreement, your term of employment under this Agreement (“Term of Employment”) will commence on August 1, 2023, unless otherwise agreed to in writing by you and the Company (“Effective Date”) and will continue thereafter until July 31, 2026. Your employment with the Company upon the expiration of this Agreement shall be at-will if no new or amended employment agreement is in place between the parties upon July 31, 2026. Your at-will employment relationship shall mean that you or the Company may separate your employment at any time, with or without reason, without notice. For the avoidance of doubt, you shall not be eligible for any severance benefits pursuant to this Agreement, under any circumstances, after the Term of Employment.

By signing below, You acknowledge that You have read this Addendum or it has been read to You; You understand and accept the terms and conditions set out within it, and that this Addendum, together with the Employment Agreement, establish the terms and conditions of Your employment.

CONFIRMED AND AGREED:

TSR, Inc.		Employee:

/s/ Tom Salerno		/s/ Mohammed Shah Syed
By:	Tom Salerno, CEO	By:	Mohammed Shah Syed

Date:	08/01/2023	Date:	08/01/2023